Exhibit 13

FOR IMMEDIATE RELEASE


     Contact:    Stan Kay
                 MacKenzie Partners
                 212-929-5500


                DICKSTEIN TO PURSUE HILLS PROXY FIGHT

     NEW YORK, N.Y. (May 16, 1995) -- Dickstein Partners Inc.
announced today that in response to Hills' rejection of Dickstein's $25 per share acquisition proposal it intends to solicit proxies to elect its slate of nominees to the Hills Board at Hills' upcoming annual meeting.

     This development was communicated to Hills Stores in a letter (see below) sent today by Mark Dickstein, President of Dickstein Partners Inc., to Mike Bozic, Chief Executive Officer of Hills Stores.

     Dear Mike:

     With great interest we have read your letter dated May 15 in which you informed us that your Board rejected our $25 per share acquisition proposal as both inadequate and unfinanced. We believe that unless Hills experiences a material decline in its current level of profitability the financeability of our proposal is self-evident. In any event we expect to soon be able to disclose more details regarding our financing plans.

     As to our offer's adequacy, if Hills were to modify its "rights" plan and allow us to negotiate with other Hills shareholders regarding their possible contribution of equity capital to our proposed acquisition, we believe it probable that we could improve our offer.

     We also put more credence in the marketplace's judgment then in your financial advisor's judgment regarding the "adequacy" of our proposal. We believe that a fair auction of the company will by its very nature result in there being an adequate offer for Hills.

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     As a result of Hills seeming unwillingness to either
negotiate with us or to put the company up for sale, we intend to solicit proxies for the purpose of electing our slate of nominees to the Hills Board at the upcoming 1995 annual meeting. Our nominees would seek to sell Hills in an auction process to the highest bidder; an auction in which Dickstein Partners is currently prepared to offer at least $25 per share.

     Sincerely,



     Mark Dickstein


     Dickstein Partners Inc. is a New York Based investment firm which owns 1,113,459 shares of Hills stock, representing approximately 10.3% of the shares of the company.














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